Exhibit 99.1

Mazor Robotics Inc.	Mazor Robotics Ltd.	Mazor Robotics GmbH
189 S. Orange Ave., Suite 1850	PO Box 3104, 7 HaEshel St.	Borkstraße 10
Orlando, FL 32801, U.S.A.	Caesarea Park South	48163 Münster, Germany
Tel: 1 (800) 80-MAZOR	3088900 Israel	Tel: +49 251 703 666 0
Fax: (407) 591-3560	Tel: +972 4 618-7100	Fax: +49 251 703 666 52
usa@MazorRobotics-us.com	Fax: +972 4 618-7111	Germany@MazorRobotics.com
info@mazorrobotics.com

Mazor Robotics Reports Record Second Quarter Financial Results

- Total Revenue Increases 74% Year-Over-Year to $7.8 Million –

- Recurring Revenue of $3.2 Million Rises 48% Year-Over-Year -

- Conference Call Today at 8:30 AM ET (3:30 PM IST) -

CAESAREA, Israel – July 28, 2015 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a developer of innovative guidance systems and complementary products, reported record revenue of $7.8 million for the second quarter ended June 30, 2015.  During the second quarter, the Company sold seven Renaissance systems and one system upgrade.

“Our record performance in the second quarter reflects the growing recognition by surgeons and hospital administrations of the value our products deliver to their patients,” commented Ori Hadomi, Chief Executive Officer. “I believe that the record sale of six systems in the U.S. in the quarter, which includes new metropolitan markets in the U.S., validates the growing momentum we’ve been feeling in the market. While the U.S. remains our primary growth market, we continue to make significant progress in expanding our presence internationally, as evidenced by our first system sale in Spain. To ensure we continue to address the needs of surgeons and the hospital administrators and maintain our leadership position in the robotic spine surgery market, we recently enhanced our sales, marketing, research and product management teams.”

SECOND QUARTER 2015 FINANCIAL RESULTS ON IFRS BASIS ("GAAP")

Revenue for the three months ended June 30, 2015 increased 74% to a record $7.8 million compared to $4.5 million in the year-ago second quarter.  U.S. generated revenue increased to $6.5 million compared to $3.1 million in the year-ago second quarter, as the Company sold six Renaissance systems in the U.S. market during the second quarter of 2015 compared to two systems sold in the 2014 second quarter. International revenue decreased to $1.3 million from $1.4 million reported in the second quarter of 2014. The Company sold one Renaissance system and one upgrade (from the Company’s predecessor SpineAssist) in the international market compared to two systems sold in the 2014 second quarter. Recurring revenue from system kit sales, services and other increased to $3.2 million in the second quarter of 2015, representing a 48% increase compared to $2.1 million in the second quarter of 2014, mainly attributed to increased utilization of the Renaissance system.

The Company’s gross margin for three months ended June 30, 2015 was 79.6%, a slight increase compared to 79.0% in the year-ago second quarter.

Total operating expenses were $8.4 million compared to $7.7 million in the second quarter of 2014, primarily reflecting the Company’s increased investments in sales, marketing and R&D activities. Operating loss was $2.2 million compared to an operating loss of $4.1 million in the year-ago second quarter.  Net loss for the second quarter of 2015 was $2.1 million, or $0.05 per share, compared to a net loss of $4.1 million, or $0.10 per share, in the second quarter of 2014.

Cash used in operating activities was $0.5 million compared to $3.1 million used in last year’s second quarter. As of June 30, 2015, cash, cash equivalents and investments totaled $47.6 million.

SECOND QUARTER 2015 FINANCIAL RESULTS ON NON-GAAP BASIS

The tables below include reconciliation of the Company’s GAAP results to non-GAAP results.  The reconciliation relates to non-cash expense in the amount of $0.5 million with respect to stock-based payments in the second quarter of 2015. On a non-GAAP basis, the net loss in the second quarter of 2015 was $1.5 million, or $0.04 per share, compared to $3.7 million, or $0.09 per share, in the second quarter of 2014.

SIX MONTHS ENDED JUNE 30, 2015 FINANCIAL RESULTS IFRS BASIS (“GAAP”)

For the six months ended June 30, 2015, revenue increased 31% and totaled $12.3 million compared to $9.4 million for the six months ended June 30, 2014, due to higher system sales and increase in recurring revenues.  Recurring revenue totaled $5.9 million compared to $4.2 million in the six months ended June 30, 2014. The growth in recurring revenue is attributed to the increased utilization of the Company’s Renaissance system, both in the U.S. and globally.  Gross margin for the six months ended June 30, 2015 was 78.1% compared with 78.9% in the six months ended June 30, 2014.  Net loss for the six months ended June 30, 2015 was $7.3 million compared to $7.7 million in the first six months of 2014.

SIX MONTHS ENDED JUNE 30, 2015 FINANCIAL RESULTS ON NON-GAAP BASIS

On a non-GAAP basis, the net loss for the first six months of 2015 was $6.0 million, or $0.14 per share, compared to a net loss of $6.9 million, or $0.17 per share, in the first six months of 2014.

CONFERENCE CALL INFORMATION
The Company will host a conference call to discuss these results on Tuesday, July 28, 2015, at 8:30 AM EST (3:30 PM IST). Investors within the United States interested in participating are invited to call 877-269-7756.   Participants in Israel can use the toll free dial-in number 809 406 247. All other international participants can use the dial-in number 201-689-7817.

A replay of the event will be available for two weeks following the conclusion of the call. To access the replay, callers in the United States can call 877-660-6853 and reference the Replay Access Code: 13614094. All international callers can dial 201-612-7415, using the same Replay Access Code. To access the webcast, please visit www.mazorrobotics.com and select ‘Investor Relations.’

Use of Non-GAAP Measures

In addition to disclosing financial results calculated in accordance with generally accepted accounting principles in conformity with International Financial Reporting Standards (GAAP), this press release contains Non-GAAP financial measures for gross profit, operating expenses, operating loss, net loss and basic and diluted earnings per share that exclude the effects of non-cash expense of amortization of intangible assets and stock-based payments. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare them to historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary robotic-based technology and products aimed at redefining the gold standard of quality care. Mazor Robotics Renaissance® Guidance System enables surgeons to conduct spine and brain procedures in a more accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws.  Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the Company’s growth, the Company’s momentum in the market, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on April 29, 2015 and in subsequent filings with the SEC.  For more details, refer to Mazor's SEC filings.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212.850.6020; 415.652.9100

David Schemelia – Media
dave@evcgroup.com
646.201.5431

Mazor Robotics Ltd.
CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(in thousands, except per share data)
(Unaudited)

	Six month period		Three month period
	ended June 30,		ended June 30,
	2015	2014	2015	2014
Revenue	$12,313	$9,372	$7,803	$4,494

Cost of revenue	$2,692	$1,973	$1,595	$942

Gross profit	$9,621	$7,399	$6,208	$3,552

Operating costs and expenses:
Research and development	$3,160	$2,962	$1,686	$1,318
Selling and marketing	$11,619	$10,309	$5,671	$5,398
General and administrative	$2,130	$1,850	$1,027	$940
Total operating costs and expenses	$16,909	$15,121	$8,384	$7,656

Loss from operations	$(7,288)	$(7,722)	$(2,176)	$(4,104)

Financing income, net	$120	$61	$181	$37

Loss before taxes on income	$(7,168)	$(7,661)	$(1,995)	$(4,067)

Taxes on income	$90	$73	$61	$33

Net loss	$(7,258)	$(7,734)	$(2,056)	$(4,100)

Net loss per share – Basic and diluted attributable to ordinary shareholders	$(0.17)	$(0.19)	$(0.05)	$(0.10)

Weighted average common shares outstanding – Basic and diluted	42,230	41,536	42,286	41,896

Mazor Robotics Ltd.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF
(U.S. Dollars in thousands)

	June 30,	December 31,
	2015	2014
	(Unaudited)	(Audited)
Current Assets
Cash and cash equivalents	$22,678	$22,255
Short-term investment	$15,261	$24,507
Trade receivables	$3,465	$2,797
Other current assets	$1,163	$1,110
Inventory	$2,878	$3,050
Total Current Assets	$45,445	$53,719

Non-Current Assets
Prepaid lease fee	$82	$79
Deferred tax assets	$68	$158
Long-term investments	$9,706	$5,473
Property and equipment, net	$1,195	$1,257
Total Non-Current Assets	$11,051	$6,967

Total assets	$56,496	$60,686

Current liabilities
Trade payables	$2,102	$1,689
Other current liabilities	$5,504	$4,452
Total current liabilities	$7,606	$6,141

Non-Current Liabilities
Employee benefits	$296	$278
Total Non-Current liabilities	$296	$278
Total liabilities	$7,902	$6,419

Equity
Share capital	$110	$110
Share premium	$135,702	$135,182
Amounts allocated to share options	$77	$77
Capital reserve for share-based payment transactions	$5,651	$4,586
Foreign currency translation reserve	$2,119	$2,119
Accumulated loss	$(95,065)	$(87,807)
Total equity	$48,594	$54,267
Total liabilities and equity	$56,496	$60,686

Mazor Robotics Ltd.
RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES
 (U.S. Dollars in thousands, except per share data)
(Unaudited)

	Six month period		Three month period
	ended June 30,		ended June 30,
	2015	2014	2015	2014
GAAP gross profit	$9,621	$7,399	$6,208	$3,552
Amortization of intangible assets	$-	$93	$-	$20
Stock-based payments:	$52	$12	$16	$5
Non-GAAP gross profit	$9,673	$7,504	$6,224	$3,577
GAAP gross profit as percentage of revenues	78.1%	78.9%	79.6%	79.0%
Non-GAAP gross profit as percentage of revenues	78.6%	80.1%	79.8%	79.6%

GAAP operating expenses	$16,909	$15,121	$8,384	$7,656
Stock-based payments:
Research and development	$196	$81	$72	$43
Selling and marketing	$552	$417	$163	$217
General and administrative	$478	$218	$269	$110
Non-GAAP operating expenses	$15,683	$14,405	$7,880	$7,286

GAAP operating loss	$(7,288)	$(7,722)	$(2,176)	$(4,104)
				-
Non-GAAP operating loss	$(6,010)	$(6,901)	$(1,656)	$(3,709)

GAAP net loss	$(7,258)	$(7,734)	$(2,056)	$(4,100)
Stock-based compensation	$1,278	$728	$520	$375
Amortization of intangible assets	$-	$93	$-	$20
Non-GAAP net loss	$(5,980)	$(6,913)	$(1,536)	$(3,705)

GAAP basic and diluted loss per share	$(0.17)	$(0.19)	$(0.05)	$(0.10)

Non-GAAP basic and diluted loss per share	$(0.14)	$(0.17)	$(0.04)	$(0.09)

Mazor Robotics Ltd.
CONSOLIDATED CASH FLOW STATEMENTS
 (U.S. Dollars in thousands)
(Unaudited)

	Six months ended		Three months ended
	June 30,		June 30,
	2015	2014	2015	2014
Cash flows from operating activities:
Loss for the period	$(7,258)	$(7,734)	$(2,056)	$(4,100)
Adjustments:
Depreciation and amortization	$250	$272	$126	$111
Finance (income) expenses, net	$(138)	$(34)	$(106)	$(106)
Share-based payment	$1,278	$728	$520	$375
Taxes on income	$90	$73	$61	$33
	$1,480	$1,039	$601	$413

Change in inventory	$172	$(768)	$269	$(534)
Change in trade and other accounts receivable	$(586)	$(1,320)	$(1,201)	$343
Change in prepaid lease fees	$(3)	$(5)	$(5)	$-
Change in trade and other accounts payable	$1,573	$297	$1,883	$743
Change in employee benefits	$18	$38	$23	$13
	$1,174	$(1,758)	$969	$565

Interest received	$35	$41	$23	$39
Income tax paid	$(108)	$(14)	$-	$(3)
	$(73)	$27	$23	$36
Net cash used in operating activities	$(4,677)	$(8,426)	$(463)	$(3,086)

Cash flows from investing activities:
Proceeds from short-term investments and deposits, net	$5,013	$13,326	$3,015	$15,079
Purchase of property and equipment	$(188)	$(241)	$(145)	$(118)
Net cash provided by investing activities	$4,825	$13,085	$2,870	$14,961

Cash flows from financing activities:
Issuance Expenses	$-	$(294)	$-	$-
Proceeds from exercise of share options by employees	$307	$2,888	$124	$504
Repayment of loans to the Chief Scientist	$-	$(324)	$-	$-
Net cash provided by financing activities	$307	$2,270	$124	$504

Net increase in cash and cash equivalents	$455	$6,929	$2,531	$12,379
Cash and cash equivalents at the beginning
of the period	$22,255	$19,803	$20,084	$14,325
Effect of exchange rate differences on balances of
cash and cash equivalents	$(32)	$2	$63	$30

Cash and cash equivalents at the end of the period	$22,678	$26,734	$22,678	$26,734